UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*



                            Parlux Fragrances, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    701645103
                             ----------------------
                                 (CUSIP Number)



                                  May 30, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a. |_| Rule 13d-1(b)
b. |X| Rule 13d-1(c)
c. |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 701645103

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     Cranshire Capital, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [_] Reporting person is affiliated with other persons.

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           None
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,108,360
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         None
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,108,360
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,108,360 (See Item 4)

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.1% (See Item 4)

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON* (See Instructions)

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 701645103

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     Downsview Capital, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [_] Reporting person is affiliated with other persons.

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           None
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,108,360
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         None
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,108,360
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,108,360 (See Item 4)

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.1% (See Item 4)

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON* (See Instructions)

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 701645103

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     Michael P. Kopkin

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [_] Reporting person is affiliated with other persons.

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           None
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,108,360
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         None
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,108,360
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,108,360 (See Item 4)

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.1% (See Item 4)

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON* (See Instructions)

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.

      (a) Name of Issuer

                  Parlux Frangances, Inc. (the "Issuer")

      (b) Address of Issuer's Principal Executive Offices:

                  3725 S.W. 30th Avenue
                  Ft. Lauderdale, Florida 33312

ITEM 2.

      (a) Name of Person Filing
      (b) Address of Principal Business Office or, if none, Residence
      (c) Citizenship

               This Schedule 13G is being filed on behalf of (i) Cranshire Capital, L.P., an Illinois limited partnership ("Cranshire"),
               (ii) Downsview Capital, Inc., an Illinois corporation ("Downsview"), and (iii) Mitchell P. Kopin, an individual who is a citizen of the U.S.A. ("Kopin," together with Cranshire and Downsview, the "Reporting Persons").

               The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this
               Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

               The principal business office of all of the Reporting Persons is 3100 Dundee Road, Suite 703, Northbrook, IL 60062.

      (d) Title of Class of Securities

               Common stock, par value $0.01 per share, of the Issuer (the "Common Stock")

      (e) CUSIP Number

               701645103

Item 3. If this statement is filed pursuant to ss.Ss.240.13D-1(b) or 240.13D-2(b) or (c), check whether the person filing is a:

      (a)   |_|   Broker or dealer registered under section 15 of the Act
                  (15 U.S.C. 78o).

      (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   |_|   Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

      (d)   |_|   Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   |_|   An investment adviser in accordance with
                  ss.240.13d-1(b)(1)(ii)(E);

      (f)   |_|   An employee benefit plan or endowment fund in accordance with
                  ss.240.13d-1(b)(1)(ii)(F);

      (g)   |_|   A parent holding company or control person in accordance with
                  ss. 240.13d-1(b)(1)(ii)(G);

      (h)   |_|   A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   |_|   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

      (a) Amount beneficially owned:

               1,108,360 shares of Common Stock

      (b)Percent of class:

               Based on 18,069,912 shares of Common Stock outstanding as of April 13, 2007, as set forth in the Issuer's Form 10-Q for the period ended December 31, 2006, which was filed with the Securities and Exchange Commission on April 13, 2007, the Reporting Persons hold, in the aggregate, approximately 6.1% of the outstanding Common Stock.

      (c) Number of shares as to which the person has:

             (i) Sole power to vote or to direct the vote: None.

             (ii) Shared power to vote or to direct the vote 1,108,360.

             (iii) Sole power to dispose or to direct the disposition of None.

             (iv) Shared power to dispose or to direct the disposition
                  of 1,108,360.

Item 5.   Ownership of Five Percent or Less of a Class

               Not applicable.

Item 6.   Ownership of More Than Five Percent On Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company

               Not applicable.

Item 8.   Identification and Classification of Members of the Group

               Not applicable.

Item 9.   Notice of Dissolution of Group

               Not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: June 8, 2007


                              CRANSHIRE CAPITAL, L.P.

                              By: Downsview Capital, Inc., its general partner


                              By: /s/ Mitchell P. Kopin
                                 -----------------------------------------------
                                  Mitchell P. Kopin, President


                              DOWNSVIEW CAPITAL, INC.


                              By: /s/ Mitchell P. Kopin
                                 -----------------------------------------------
                                  Mitchell P. Kopin, President


                               /s/ Mitchell P. Kopin
                              --------------------------------------------------
                              Mitchell P. Kopin

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 1,108,36 shares of Common Stock, par value $0.01 per share, of Parlux Fragrances, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

         The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on June 8, 2007.

                              CRANSHIRE CAPITAL, L.P.

                              By: Downsview Capital, Inc., its general partner


                              By: /s/ Mitchell P. Kopin
                                 -----------------------------------------------
                                  Mitchell P. Kopin, President


                              DOWNSVIEW CAPITAL, INC.


                              By: /s/ Mitchell P. Kopin
                                 -----------------------------------------------
                                  Mitchell P. Kopin, President


                               /s/ Mitchell P. Kopin
                              --------------------------------------------------
                              Mitchell P. Kopin